May 6, 2009

VIA FAX (703-813-6984) AND EDGAR

Ms. Linda Van Doorn

Senior Assistant Chief Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BlackRock, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 2, 2009
File No. 001-33099

Dear Ms. Van Doorn:

Set forth below are the Company’s responses to the comments of the staff of the Commission on our above-referenced filing set forth in your letter of May 1, 2009. For the convenience of the staff, we have restated in this letter in italics each of the comments. All references to page numbers in our responses correspond to the page numbers in our Form 10-K. Capitalized terms used and not defined have the meanings given in the Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 35

1.	We note your response to our prior comment 2. Please tell us, and disclose in future filings:
•	The manner in which management uses operating margin, as adjusted, to assess ongoing operations;
•	The material limitations associated with use of operating margin, as adjusted, as compared to the use of the most directly comparable GAAP financial measure; and
•	The manner in which management compensates for these limitations when using the non-GAAP financial measure.

In response to your question, we prospectively intend to supplement footnote (a), Operating income, as adjusted and operating margin, as adjusted, shown on page 35, with the following disclosure:

Operating margin, as adjusted, allows the Company to compare performance from year-to-year by adjusting for items that may not recur, recur infrequently or may fluctuate based on market movement, such as restructuring charges, integration costs, closed-end fund launch costs and fluctuations in compensation expense based on mark-to-market movements in investments held to fund certain compensation plans. The Company also uses operating

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margin, as adjusted, to monitor corporate performance and efficiency and as a benchmark to compare its performance to other companies. Management uses both the GAAP and non-GAAP financial measures. The non-GAAP measure by itself may pose limitations because it does not include all of the Company’s revenues and expenses.

Note 2. Significant Accounting Policies

Revenue Recognition, page F-17

2.	We note your response to our prior comment 7. Please quantify the amount of revenue recognized in fiscal years 2007 and 2006 related to carried interest subject to claw-back. If the amount of revenue recognized was significant, please tell us how you determined whether the investment management services to be performed through the end of the claw-back period were more than insignificant in relation to such items as the contract fee, gross profit, and operating income allocable to the unit of accounting. Also tell us how you account for such obligation upon recognition of revenue related to carried interest subject to claw-back. See paragraph 3c of SAB Topic 13A.

The Company did not recognize any revenue in fiscal years 2007 and 2006 related to carried interest. As indicated in our prior response letter, the Company defers revenue recognition until the earlier of the termination date of the fund or when the likelihood of claw-back is mathematically improbable. The Company would account for any potential claw-back as a contingent liability if revenue were recognized. Any significant contingent liabilities, including carried interest revenue recognized subject to a claw-back, would be disclosed. The Company would continue to evaluate whether carried interest would be required to be returned if (i) the underlying investments within the fund were written off at the financial statement date and maintained a zero value through the end of the claw-back period or (ii) an imminent sale of the underlying investments would be expected at a fixed and determinable value. Note that no carried interest claw-back would be possible under (i) above and that the likelihood of a claw-back would be remote under (ii) above. In the unlikely event that a claw-back were to occur, the Company would reflect the expected reversal of any previously recognized carried interest.

Stock-based Compensation, page F-19

3.	We note your response to our prior comment 8 and have the following additional comments:
•

Clarify how the company determined that a one year notice period represents a substantive length of time for purposes of concluding that the retirement eligible award example in paragraph A57-A58 of SFAS 123R does not apply. For instance, clarify how the notice required in these awards compare(s) to the customary notice period provided by retiring employees.

•

Assuming the one year period is substantive, explain the basis for using the longest possible service period (explicit service) rather than the shortest (assuming notice at first opportunity) for recognition of compensation cost. Tell us what, if any,

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consideration was given to using an intervening time period. For example, based on all the facts and circumstances, clarify if the explicit service period was considered to be the company’s best estimate of the requisite service period and if so clarify the basis for that conclusion. Refer to paragraph 39 of SFAS 123R.

The award example in paragraph A57-A58 of SFAS 123R refers to an employee who is eligible to retire at the grant date, at which time the employee would vest in all unvested awards. BlackRock’s stock-based compensation policy provides that a retirement eligible employee must give notice one year prior to retirement and provide substantive service in order to receive any unvested awards. If the employee leaves prior to retirement eligibility or prior to the completion of the one year service period after giving notice, all unvested awards would be forfeited. Employees otherwise are expected to give two weeks notice prior to terminating their employment, including for retirement. A retirement eligible employee who gives two weeks notice and does not provide substantive service for the one year required service period will not receive any unvested awards.

Paragraph 46 of SFAS 123R provides that an entity shall make its best estimate of the requisite service period at the grant date based on an analysis of (a) all vesting and exercisability conditions, (b) all explicit, implicit, and derived service periods, and (c) the probability that performance or service conditions will be satisfied. The Company has explicit vesting and service requirements and the requisite service period may be modified only upon giving notice at least one year prior to retirement. Our experience indicates that the preponderance of employees reaching retirement eligibility continue to work well past that date. Based on all the facts and circumstances, the Company has determined that recording expense over the stated vesting period with acceleration upon receipt of the one year notice meets the criteria in paragraph 39 and 46 of SFAS 123R and provides the most accurate matching of cost with the service period. No consideration was given to using an intervening time period over which to recognize compensation cost.

*    *    *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We thank you for your attention to this response letter. Please feel free to contact the undersigned at (212) 810-8386 should you require any further information or have any questions concerning these matters.

Sincerely,

Ann Marie Petach

Managing Director

    and Chief Financial Officer

40 East 52nd Street New York, NY 10022 Tel 212.810.5300 www.blackrock.com	4